3-1-02

# SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02024387

## Form 6-K

## REPORT OF FOREIGN ISSUER

## PURSUANT TO RULE 13a - 16 OR 15d - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

MAR 07 2...

For the month of March, 2002

CHINA ENTERPRISES LIMITED
(Translation of Registrant's Name Into English)

8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No X

PROCESSED
MAR 25 2002
THOMSON
FINANCIAL

SYMBOL: CSH

China Enterprises Limited

**CSH**
**LISTED**
**NYSE**

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# China Enterprises Limited (formerly known as China Tire e commerce.com Limited) NYSE Compliance Release

3/04/02 8:13am

HONG KONG, March 4 /PRNewswire-FirstCall/-- China Enterprises Limited (NYSE: CSH) today announced that it has received notification from the New York Stock Exchange that the Company's current total market capitalization does not comply with the NYSE's continued listing standards. Under the applicable continued listing standard, the Company must maintain over a consecutive 30 trading-day period a total average market capitalization of not less than $15 million.

The Company intends to submit a business plan to the NYSE demonstrating how it plans to reestablish its market capitalization and to come into conformity with the NYSE continued listing standards within 18 months. If the NYSE accepts the Company's plan, the Company will be subject to quarterly monitoring by the NYSE for compliance with the plan during the 18-month period. If the NYSE does not accept the plan, the Company will be subject to NYSE trading suspension and delisting. If the Company's shares cease to be listed on the NYSE, the Company is confident that an alternative trading venue will be available.

The closing price of the Company's common stock has increased since January 1, 2002, as compared with the stock's closing prices during the latter part of 2001, which helps bring the Company toward compliance with the NYSE's listing standard for total average market capitalization. During the past ten trading days, the average closing price has been returned to approximately $1.60. The closing price as of 27 February 2002 is $1.70 making the total market capitalization of $15,329,427.

The Company, formerly known as China Tire ecommerce.com Ltd., is a holding company for a number of Sino-foreign equity joint venture enterprises and two other international joint ventures, which manufacture and market tires in China and other countries abroad. A critical component of the plan the Company intends to submit to the NYSE is the diversification of the Company's business to include sectors outside of the tire industry. As part of this diversification strategy, on February 1, 2002, the Company signed a subscription agreement to acquire, through a whollyowned subsidiary, 34.6% of the outstanding share capital of Ananda Wing On Travel (Holdings) Limited, a Hong Kong Stock Exchange listed company. Based in Hong Kong, Ananda is one of the leading travel industry operators in South East Asia. The closing of the transaction is dependent on the satisfaction of several external conditions which must be satisfied by March 31, 2002. For more details of the pending transaction, see the Company's press release dated February 11, 2002.

Except for statements of historical fact, this news release contains certain forward-looking statements about the Company within the meaning of the Private Securities Litigation Reform Act. Because such statements are subject to significant risks and uncertainties, including changes in economic and market conditions and successful implementation of growth plans, actual results may differ materially. There are other risks not listed here that may affect the future business and financial results of the Company, as well as the forward- looking statements contained herein. To learn more about such risks and uncertainties, you should consult the risks noted in the Company's recent SEC filings. All forward-looking statements contained in this press release speak only as of the date on which they were made. The Company undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

| Hong Kong | New York |
|---|---|
| China Enterprises Limited | Citigate Dewe Rogerson Inc. |
| Tel: (852) 2372 0130 | Tel: (212) 688 6840 |
| Fax: (852) 2810 6982 | Fax: (212) 838 3393 |

MAKE YOUR OPINION COUNT - Click Here
http://tbutton.prnewswire.com/prn/11690X34023163

/CONTACT: Hong Kong, China Enterprises Limited, 8522372-0130, or fax, 852- 2810-6982; or New York, Citigate Dewe Rogerson Inc., +1212-688-6840, or fax, + 1-212-838-3393, for China Enterprises Limited/

08:03 EST

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## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CHINA ENTERPRISES LIMITED

By ______________________________
Ho Kin Cheong, Kelvin
Secretary

Dated: March 4, 2002